Exhibit 99.1

NaaS Technology Inc. Reports

Unaudited 2022 Second Quarter and Interim Financial Results

BEIJING, China, August 22, 2022 (GLOBE NEWSWIRE) – NaaS Technology Inc. (“NaaS” or the “Company”) (NASDAQ: NAAS), one of the largest and fastest growing electric vehicle charging service providers in China, today announced its unaudited financial results for the quarter and six months ended June 30, 2022.

Second Quarter 2022 Operational Highlights:

•
Charging volume transacted through NaaS’ network in the second quarter of 2022 reached 580GWh, representing an increase of 135% year over year. Total charging volume in the first half year of 2022 reached 1,062GWh, and increased by 160% year over year.
•
Gross transaction value transacted through NaaS’ network in the second quarter of 2022 reached RMB537.2 million(US$80.2 million), representing an increase of 125% year over year. Gross transaction value in the first half of 2022 reached RMB1,002.6 million(US$149.7 million), and increased by 153% year over year.
•
As of June 30, 2022, NaaS’ charging solutions had serviced 981 charging station operators, representing an increase of 114% year over year. Over 44,000 charging stations had connected and more than 404,000 chargers were accessible on NaaS’ network as of June 30, 2022, up by 82% from 24,000 and 125% from 180,000 as of June 30, 2021, respectively.
•
The total value of charging piles sold through NaaS’ network in the second quarter of 2022 totaled RMB8.1 million (US$1.2 million), representing an increase of 38% year over year. The total value sold during the first half of 2022 was RMB17.8 million (US$2.7 million), an increase of 71% year over year.

Second Quarter 2022 and First Half 2022 Financial Highlights:

•
Total gross revenues were RMB56.3 million (US$8.4 million) for the second quarter of 2022 and RMB108.0 million (US$16.1 million) for the first half of the year, representing an increase of 47% and 90% year over year1 respectively.
•
Net revenues grew by 590% year over year and reached RMB10.6 million (US$1.6 million) in the second quarter of 2022. Net revenues of the first half of 2022 were RMB18.1 million (US$2.7 million), increasing by 451% year over year.
•
Total operating costs were RMB529.5 million (US$79.0 million) in the second quarter of 2022 and RMB623.4 million (US$93.1 million) in the first half of the year, as compared with RMB78.0 million and RMB120.5 million for the same periods of 2021. The significant increase was mainly due to the Company recording RMB308.9 million (US$46.1 million) of equity-settled listing costs and RMB164.0 million (US$24.5 million) of share-based compensation expenses in the first half of 2022.
•
Net loss was RMB565.2 million (US$84.4 million) for the second quarter of 2022 and RMB659.2 million (US$98.4 million) for the first half of 2022, as compared to net loss of RMB77.1 million and RMB118.3 million for the same periods of 2021, respectively.

1In accordance with the IFRS rules, Dada Auto Inc. was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions (defined below) and consequently the Company reports the financial results of Dada Auto Inc. as the Company’s historical financial results for the three and six months ended June 30, 2021.

•
Non-IFRS net loss2 was RMB81.1 million (US$12.1 million) in the second quarter of 2022 and RMB140.3 million (US$20.9 million) for the first half of 2022, representing a year-over-year increase of 5% and 19%, respectively. The ratio of non-IFRS net loss over gross revenues in the first half year of 2022 was 130%, down from 209% for the same period of 2021.

"As one of the largest and fastest growing electric vehicle charging service providers in China, NaaS continued to benefit from favorable global trends towards the adoption of electric vehicles, as well as strong policy support." said Ms. Yang Wang, NaaS' chief executive officer, "As a result, our net revenues grew by 4.5 times year over year for the first half, and by 5.9 times year over year for the quarter. The total number of chargers on NaaS' network has already exceeded 400,000, representing a compound growth rate of 22.4% over the past four quarters."

"In addition to our strong growth in revenues, our non-IFRS net loss remained relatively flat for the quarter." added Mr. Lei Zhao, NaaS' chief financial officer, "demonstrating the success and scalability of our business model, as we significantly improved our operational efficiency."

Second Quarter and First Half 2022 Financial Results:

Revenues

Total gross revenues in the first half of the year were RMB108.0 million (US$16.1 million), of which RMB56.3 million (US$8.4 million) were generated from the second quarter, representing a year-over-year increase of 90% and 47% respectively.

Revenues from online EV charging solutions contributed RMB101.1 million (US$15.1 million) in the first half of the year and RMB52.2 million (US$7.8 million) in the second quarter of 2022, with growth rates of 83% and 39% year over year respectively. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network.

Offline EV charging revenues increased significantly by 425% year over year to RMB6.7 million (US$1.0 million) in the first half year of 2022, including RMB4.1 million (US$0.6 million) generated in the second quarter, which grew by 562% for the same period of 2021. The increase was primarily driven by the growth in the full station operation business as well as the hardware procurement business.

Revenues from non-charging solutions and other services increased by 88% year over year to RMB178 thousand (US$27 thousand) in the first half year of 2022, primarily due to the growth of the online advertisement business. The revenue generated in the second quarter was RMB104 thousand (US$15 thousand), representing an increase of 159% year over year.

Incentives to end-users, recorded as revenue deduction, increased by 68% year over year to RMB89.9 million (US$13.4 million) in the first half year of 2022, and increased by 25% year over year to RMB45.7 million (US$6.8 million) in the second quarter of 2022. The increase was a result of the rapid increase in platform transactions and partly offset by improvements of operation.

Net revenues reached RMB18.1 million (US$2.7 million) in the first half year of 2022, including RMB10.6 million (US$1.6 million) in the second quarter, representing an increase of 451% and 590% year over year respectively. The rapid increase was mainly the result of increases in platform order volumes and continued improvements in operations.

2Non-IFRS net loss was arrived at after excluding equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Operating costs

Total operating costs were RMB623.4 million (US$93.1 million) in the first half of the year and RMB529.5 million (US$79.0 million) in the second quarter of 2022, as compared with RMB120.5 million and RMB78.0 million for the same periods of 2021. The significant increase was mainly due to the Company recording RMB308.9 million (US$46.1 million) of equity-settled listing costs and RMB164.0 million (US$24.5 million) of share-based compensation expenses in the first half of 2022.

Cost of revenues in the first half year of 2022 was RMB20.0 million (US$3.0 million), increasing by 382% year over year. Cost of revenues for the second quarter of 2022 was RMB11.9 million (US$1.8 million), increasing by 723% year over year. The increases were primarily due to the increase in value-added tax surcharges.

Selling and marketing expenses in the first half of 2022 was RMB87.7 million (US$13.1 million), remaining stable as compared with the first half of 2021. Selling and marketing expenses was RMB49.0 million (US$7.3 million) in the second quarter of 2022, representing a decrease of 21% year over year. The decrease was the result of decreased marketing and promotion fees, partly offset by the increase in labor costs.

Administrative expenses increased to RMB493.0 million (US$73.6 million) in the first half of 2022, as compared to RMB13.4 million for the same period of 2021. RMB455.2 million (US$68.0 million) was recorded in the second quarter of 2022, as compared with RMB6.0 million for the same period of 2021. The significant increase was mainly due to the Company recording a RMB308.9 million equity-settled listing costs which occurred during the Merger Transactions (defined below), and a total of RMB151.1 million (of which RMB124.3 million occurred in second quarter) of share-based compensation expenses.

Research and development expenses were RMB22.6 million (US$3.4 million) in the first half of the year, and RMB13.4 million (US$2.0 million) in the second quarter of 2022, representing an increase of 40% and 57% year over year respectively, primarily due to the increase in salaries and benefits for NaaS’ technology and product development personnel.

Finance (costs)/income, net

Finance costs were RMB6.5 million (US$1.0 million) in the first half of 2022, and a RMB1.7 million (US$0.3 million) of finance income occurred in the second quarter. This compared with finance costs of RMB266 thousand and RMB148 thousand for the same periods of 2021. The increase of finance costs was primarily attributable to spending in financing activities.

Income tax (expenses)/benefit

NaaS’ income tax benefits were RMB236 thousand (US$35 thousand) in the first half of 2022, compared with income tax expenses of RMB73 thousand in the first half of 2021.

Net loss and non-IFRS net loss

Net loss for the first half of 2022 was RMB659.2 million (US$98.4 million), and for the second quarter was RMB565.2 million (US$84.4 million), as compared with losses of RMB118.3 million and RMB77.1 million for the same periods of 2021. The significant increase was mainly due to the recorded equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares in 2022. Non-IFRS net loss was RMB140.3 million (US$20.9 million) for the first half year of 2022 and RMB81.1 million (US$12.1 million) for the second quarter of 2022, representing a year-over-year increase of 19% and 5%, respectively. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Outlook:

Based on NaaS’ preliminary assessment of the current market conditions, the Company expects total charging volume for the fiscal year 2022 to exceed 2,700 GWh, and total value of charging piles sold through the network to be around RMB130~150 million. This is NaaS’ current and preliminary view, which is subject to changes and uncertainties.

Conference Call Information

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on August 22, 2022 (7:00 PM Beijing/Hong Kong time on August 22, 2022).

Participants who wish to join the conference call should register online at:

https://s1.c-conf.com/diamondpass/10024661-4mal42.html

Once registration is completed, participants will receive the dial-in information for the conference call.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 29, 2022, by dialing the following telephone numbers:

United States:	1 855 883 1031
China:	400 1209 216
Replay Access Code:	10024661

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit/loss for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. NaaS believes that non-IFRS net profit/loss helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. NaaS believes that non-IFRS net profit/loss for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit/loss for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit/loss for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit/loss for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. NaaS encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit/loss for the period represents profit/loss for the period excluding equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares.

Merger Transactions

On June 10, 2022, RISE Education Cayman Ltd, the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto Inc. (“Dada”), as a result of which Dada became a wholly-owned subsidiary of the Company and the Company assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.”

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of 2021, NaaS had connected 290,000 chargers, with an annual charging capacity of over 1,200 Gigawatt hours, accounting for about 18% of China's public charging market and eliminating 900,000 tons of carbon emissions annually. On June 13, 2022, the American depositary shares of the Company started trading on NASDAQ under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Revenues, gross	38,257	56,323	8,408	56,731	107,997	16,124
Online EV Charging Solutions	37,605	52,165	7,788	55,365	101,143	15,100
Offline EV Charging Solutions	612	4,054	605	1,271	6,676	997
Non-Charging Solutions and Other Services	40	104	15	95	178	27
Incentive to end-users	(36,721)	(45,722)	(6,826)	(53,444)	(89,904)	(13,422)
Revenues, net	1,536	10,601	1,582	3,287	18,093	2,702
Other losses, net	(452)	(784)	(117)	(699)	(1,666)	(249)

Operating costs
Cost of revenues	(1,445)	(11,895)	(1,776)	(4,160)	(20,047)	(2,993)
Selling and marketing expenses	(62,066)	(49,019)	(7,318)	(86,855)	(87,719)	(13,096)
Administrative expenses	(6,006)	(455,194)	(67,959)	(13,420)	(493,016)	(73,605)
Research and development expenses	(8,494)	(13,368)	(1,996)	(16,114)	(22,577)	(3,371)
Total operating costs	(78,011)	(529,476)	(79,049)	(120,549)	(623,359)	(93,065)

Operating loss	(76,927)	(519,659)	(77,584)	(117,961)	(606,932)	(90,612)
Finance (costs)/income, net	(148)	1,676	250	(266)	(6,546)	(977)
Fair value changes of convertible and redeemable preferred shares	—	(47,252)	(7,055)	—	(45,955)	(6,861)
Net loss before income tax	(77,075)	(565,235)	(84,389)	(118,227)	(659,433)	(98,450)
Income tax (expenses)/benefits	(57)	74	11	(73)	236	35
Net loss	(77,132)	(565,161)	(84,378)	(118,300)	(659,197)	(98,415)
Net loss attributable to ordinary shareholders of the Company	(77,132)	(565,161)	(84,378)	(118,300)	(659,197)	(98,415)

Loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(15,426.44)	(0.26)	(0.04)	(23,660.07)	(0.31)	(0.05)
Diluted	(15,426.44)	(0.26)	(0.04)	(23,660.07)	(0.31)	(0.05)

Loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(154,264.41)	(2.64)	(0.39)	(236,600.72)	(3.08)	(0.46)
Diluted	(154,264.41)	(2.64)	(0.39)	(236,600.72)	(3.08)	(0.46)

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	5,000	2,141,595,809	2,141,595,809	5,000	2,141,595,809	2,141,595,809
Diluted	5,000	2,141,595,809	2,141,595,809	5,000	2,141,595,809	2,141,595,809

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company

Net loss attributable to ordinary shareholders of the Company	(77,132)	(565,161)	(84,378)	(118,300)	(659,197)	(98,415)
Add: Equity-settled listing costs	—	308,948	46,125	—	308,948	46,125
Share-based compensation expenses	—	127,854	19,088	—	163,984	24,482
Fair value changes of convertible and redeemable preferred shares	—	47,252	7,055	—	45,955	6,861
Adjusted net loss attributable to ordinary shareholders of the Company	(77,132)	(81,107)	(12,110)	(118,300)	(140,310)	(20,947)

Adjusted net loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(15,426.44)	(0.04)	(0.01)	(23,660.07)	(0.07)	(0.01)
Diluted	(15,426.44)	(0.04)	(0.01)	(23,660.07)	(0.07)	(0.01)

Adjusted net loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(154,264.41)	(0.38)	(0.06)	(236,600.72)	(0.66)	(0.10)
Diluted	(154,264.41)	(0.38)	(0.06)	(236,600.72)	(0.66)	(0.10)

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	5,000	2,141,595,809	2,141,595,809	5,000	2,141,595,809	2,141,595,809
Diluted	5,000	2,141,595,809	2,141,595,809	5,000	2,141,595,809	2,141,595,809

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2021	June 30, 2022
(In thousands)	RMB	RMB	US$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,726	413,717	61,766
Trade receivables	740	1,443	215
Prepayments, other receivables and other assets	117,498	157,764	23,554
Total current assets	126,964	572,924	85,535

Non-current assets
Right-of-use assets	20,554	16,679	2,490
Financial asset at fair value through profit or loss	5,000	5,000	746
Property, plant and equipment	548	550	82
Deferred tax assets	337	795	119
Total non-current assets	26,439	23,024	3,437
Total assets	153,403	595,948	88,972

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	8,061	7,791	1,163
Trade payables	437	—	—
Other payables and accruals	107,440	156,978	23,435
Total current liabilities	115,938	164,769	24,598

Non-current liabilities
Non-current lease liabilities	12,396	8,881	1,326
Total non-current liabilities	12,396	8,881	1,326
Total liabilities	128,334	173,650	25,924

EQUITY
Class A Common Shares	-*	33,098	4,941
Class B Common Shares	—	16,674	2,489
Class C Common Shares	—	93,702	13,990
Additional paid in capital	415,601	1,328,553	198,348
Accumulated losses	(390,532)	(1,049,729)	(156,720)
Total equity	25,069	422,298	63,048
Total equity and liabilities	153,403	595,948	88,972

Note:

* Representing amount less than RMB1,000.

** In accordance with the IFRS rules Dada Auto Inc. was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions and consequently the Company reports the financial results of Dada Auto Inc. as the Company’s historical financial results for the fiscal years ended December 31, 2021 in the Company’s statements of financial position, and three and six months ended June 30, 2021 in the Company’s statements of loss and other comprehensive loss.